

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 12, 2007

Mr. Phil Baker
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade, Musgrave Street
Port Moresby, Papua New Guinea

   Re: **Lihir Gold Limited**
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed June 30, 2006
     Response Letter Dated April 11, 2007
     File No. 0-26860

Dear Mr. Baker:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

            Sincerely,

            Jill S. Davis
            Branch Chief